(Check One):	UNITED STATES	OMB APPROVAL
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION	OMB Number 3235-0058
☐ Form 20-F	Washington, D.C. 20549	Expires: March 31, 2006
☐ Form 11-K		Estimated average burden hours per response....2.50
☐ Form 10-Q	FORM 12b-25	SEC FILE NUMBER 000-25034
☐ Form N-SAR		CUSIP NUMBER 391648102
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Greater Bay Bancorp

Full Name of Registrant

N/A

Former Name if Applicable

1900 University Avenue, 6th Floor

Address of Principal Executive Office (Street and Number)

East Palo Alto, CA 94303

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company requires additional time to complete its final validation of its consolidated statements of cash flows. In addition, the Company continues to finalize its evaluation of its overall internal control environment for purposes of preparing management’s assessment of internal control over financial reporting. As a result, management is unable, without unreasonable effort or expense, to file its 2005 Form 10-K on or before March 16, 2006. Management expects to file the 2005 Form 10-K on or before March 31, 2006. As the Company completes its evaluation of its internal control over financial reporting, control deficiencies may be identified. Any such deficiencies would require assessment under the framework of Section 404 of the Sarbanes-Oxley Act of 2002, and could be deemed significant deficiencies or material weaknesses in the Company’s internal control environment.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James S.Westfall (Name)	650 (Area Code)	838-6108 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Greater Bay Bancorp

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2006	By:	/s/ Linda M. Iannone
Linda M. Iannone
Senior Vice President
and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.